EXHIBIT 99.1

China Xiniya Fashion Limited Reports Third and Fourth Quarter 2015 Financial Results

XIAMEN, FUJIAN, China—May 17, 2016—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the third and fourth quarter of 2015. The consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards ("IFRS").

The Company publishes its consolidated financial statements in Renminbi ("RMB").

Third Quarter 2015 Highlights

•

In reassessing third quarter 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB196,583 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item. The RMB196,583 consisted of the inventory repurchased of RMB252,414 as a reduction in revenue and repurchased inventory of RMB55,831 as a reduction in cost of sales.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued third quarter of 2014. However, the Company elected to revise the third quarter of 2014 to avoid inconsistencies with its financial statements for the period ended September 30, 2015. Accordingly, the Company revised previously reported results for the third quarter of 2014.

•	Revenue during the third quarter of 2015 was RMB83.2 million, as compared to a negative revenue of RMB137.9 million in the third quarter of 2014.

•	Loss before taxation during the third quarter of 2015 was RMB247.5 million, as compared to loss before taxation of RMB206.1 million in the third quarter of 2014.

•	Net loss in the third quarter of 2015 was RMB298.5 million as compared to net loss of RMB206.1 million in the third quarter of 2014.

•	Loss per ADS were $3.30 in the third quarter of 2015 as compared to loss per ADS of $2.36 per ADS in the third quarter of 2014.

•

Xiniya's network of authorized retailers had a net reduction of 51 retail outlets in the third quarter of 2015, consisting of 36 new retail outlets opened and 87 retail outlets closed. The total number of authorized retail outlets was 584 as of September 30, 2015.

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Fourth Quarter 2015 Highlights

•

In reassessing fourth quarter 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction which resulted in this loss on inventory buyback amount of RMB77,683 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item. The RMB77,683 consisted of estimated repurchase price of inventory from other distributors of RMB249,000 as a reduction of revenue, the estimated net realizable value of such inventory to be repurchased of RMB112,800 as a reduction of cost of sales, the net realizable value of repurchased inventory of RMB45,849 as a reduction of cost of sales and overprovision of inventory of RMB12,668 as a reduction of cost of sales.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued fourth quarter of 2014. However, the Company elected to revise the fourth quarter of 2014 to avoid inconsistencies with its financial statements for the period ended December 31, 2015. Accordingly, the Company revised previously reported results for the fourth quarter of 2015.

•	Revenue during the fourth quarter of 2015 was RMB128.9 million, as compared to revenue of RMB111.7 million in the fourth quarter of 2014.

•	Loss before taxation during the fourth quarter of 2015 was RMB311.4 million, as compared to loss before taxation of RMB73.9 million in the fourth quarter of 2014.

•	Net loss in the fourth quarter of 2015 was RMB311.4 million as compared to net loss of RMB4.5 million in the fourth quarter of 2014.

•	Loss per ADS were $3.38 in the fourth quarter of 2015 as compared to loss per ADS of $0.05 per ADS in the fourth quarter of 2014.

•

Xiniya's network of authorized retailers had a net reduction of 80 retail outlets in the fourth quarter of 2015, consisting of 27 new retail outlets opened and 107 retail outlets closed. The total number of authorized retail outlets was 504 as of December 31, 2015.

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Full Year 2015 Highlights

•

In reassessing 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction which resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item. The RMB274,266 consisted of the inventory repurchased of RMB252,414 as a reduction in revenue, repurchased inventory of RMB114,348 as a reduction in cost of sales, estimated repurchase price of inventory from other distributors of RMB249,000 less the estimated net realizable value of such inventory to be repurchased of RMB112,800. This amount also included sales of repurchased inventory through a local distribution channel for net realizable value of RMB68,499 and the cost of sales of this inventory.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued full year of 2014. However, the Company elected to revise the full year of 2014 to avoid inconsistencies with its financial statements for the period ended December 31, 2015. Accordingly, the Company revised previously reported results for the year ended December 31, 2014.

•	Revenue in 2015 increased by 24.2% to RMB472.2 million, as compared to RMB380.2 million in 2014.

•	Net loss in 2015 amounted to RMB600.3 million, as compared to net loss of RMB170.7 million in 2014.

•	Loss per ADS amounted to $6.51 in 2015, as compared to loss per ADS of $1.93 in 2014.

•	A net total of 394 retail outlets were closed during the full year of 2014, consisting of 127 new retail outlets opened and 521 retail outlets closed.

Chairman's statement

"We executed the business model compression strategy during the second half of 2015 by acquiring retail network managed by five distributors for many years," commented Mr. Qiming Xu, Xiniya's Chairman and Chief Executive Officer. "The business model compression strategy removed distributor layer within the business model and bring the Company working closer with these authorized retailers. With the compressed business model, those authorized retailers could be more price competitive in the retail market. The Company has direct access to those authorized retailers, is able to improve supply chain efficiency, could have better information on consumer demand and could introduce more apparel faster to the market. While the full implementation of a new compressed business model will take time to bear fruit, we are confident that we will see positive results from this strategy in a highly competitive apparel market."

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Third Quarter 2015 Results

Revenue for the third quarter of 2015 was RMB83.2 million, an increase from a negative revenue of RMB137.9 million during the third quarter of 2014. The increase in revenue was primarily attributed to the reduction in inventory buyback by the Company from RMB252.4 million in the third quarter of 2014 to RMB19.8 million in the third quarter of 2015. The inventory buyback was resulted from the acquisition of retail network from four distributors by the Company. Arising from the acquisition of retail network from four distributors in four provinces, the Company acquired the direct customers (i.e. authorized retailers) and inventory of these four distributors. After this acquisition, the direct customers of these four distributors changed their direct contractual relationship from these four distributors to the Company. The inventory buyback in the third quarter of 2014 related to the Company's initiative reacquired excess inventory from certain distributors. Although the Company did not have an obligation or arrangement to reacquire excess inventory from its distributors, the Company made a determination that reacquiring excess inventory from certain distributors in the third quarter of 2014 would further strengthen the relationship with the distributors and retail partners. The increase was partially offset by a decrease in revenue from RMB114.5 million in the third quarter of 2014 to RMB103.0 million in the third quarter of 2015. The Company delivered approximately 632,000 units to it's customers during the third quarter of 2015, compared with 895,000 units during the third quarter of 2014.

The cost of sales increased from RMB3.5 million in the third quarter of 2014 to RMB166.1 million in the third quarter of 2015. The cost of sales in the third quarter of 2014 represented by cost of sales of RMB92.8 million and the repurchased inventory of RMB89.3 million as a reduction in cost of sales. The cost of sales in the third quarter of 2015 represented by cost of sales of RMB84.2 million and a write down of RMB81.9 million for the inventory buyback described above. The increase was primarily attributed to the change from the reduction in cost of sales arisen from inventory buyback in the third quarter of 2014 to the increase in cost of sales arisen from the write down of inventory buyback in the third quarter of 2015. The increase is partially offset by the decrease in cost of sales from RMB92.8 million in the third quarter of 2014 to RMB84.2 million in the third quarter of 2015.

Gross loss was RMB83.0 million in the third quarter of 2015 as compared to RMB141.4 million in the third quarter of 2014. The reduction in gross loss was mainly due to lower inventory buyback from distributors in the third quarter of 2015 as compared to the third quarter of 2014.

Interest and other income was RMB3.3 million in the third quarter of 2015 as compared to RMB5.9 million in the third quarter of 2014. The decrease was mainly due to lower time deposits of RMB270 million placed with banks in the third quarter of 2015 as compared to time deposits of RMB600 million placed with banks during the same period last year.

Selling and distribution expenses were RMB162.7 million in the third quarter of 2015, an increase from RMB64.7 million during the third quarter of 2014. The increase was primarily attributed to the retail network acquisition cost of RMB113.7 million was expensed off. During the third quarter of 2015, the Company acquired the retail network from four distributors in Heilongjiang Province, Henan Province, Liaoning Province and Anhui Province for RMB124.7 million. The retail network consists of 122 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with the Company, and were direct customers and had direct contractual relationships with these four distributors. After this acquisition, these distributors ceased their contractual relationships with these authorized retailers and ceased their distributorship in these four provinces, and as a result, the authorized retailers become direct customers of, and have direct contractual relationship with, the Company.Based on present value analysis on the probability that the expect future economic benefits embodied in the asset will flow to the Company, the retail network was capitalized at RMB11.0 million and retail network acquisition cost of RMB113.7 million was expensed off. The increase was partially offset by the decrease in rack expenses for new and refurbished retail outlets of authorized retailers.

Administrative expenses were RMB5.1 million in the third quarter of 2015, a decrease from RMB5.9 million during the third quarter of 2014. The decrease was primarily due to reduction of headcount, office and other miscellaneous expenses during the third quarter of 2015.

Loss before taxation was RMB247.5 million in the third quarter of 2015, as compared with loss before taxation of RMB206.1 million during the third quarter of 2014.

Loss after taxation for the third quarter of 2015 was RMB298.5 million, as compared with loss of RMB206.1 million during the third quarter of 2014. Loss per ADS was $3.30 in the third quarter of 2015, compared to loss of $2.36 per ADS in the third quarter of 2014.

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Fourth Quarter 2015 Results

Revenue for the fourth quarter of 2015 was RMB128.9 million, an increase from RMB111.7 million during the fourth quarter of 2014. The increase in revenue was primarily attributed to the reduction in estimated inventory to be repurchased from distributors from RMB249.0 million in 2014 to RMB107.3 million in 2015. The increase was partially offset by the decrease in sales from RMB292.2 million in the fourth quarter of 2014 to RMB170.7 million in the fourth quarter of 2015. The Company delivered approximately 523,000 units to it's customers during the fourth quarter of 2015, compared with 876,000 units during the fourth quarter of 2014. As of December 31, 2015, the Company had a total of 504 retail outlets. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2014	As of December 31, 2015
Company operates flagship store	1	1
Distributors operate stores	81	64
Distributors operate flagship stores	3	2
Distributor operates retail website	1	1
Authorized retailers operating outlets	812	435
Authorized retailer operating flagship store	—	1
Total	898	504

The cost of sales increased from RMB136.6 million in the fourth quarter of 2014 to RMB367.2 million in the fourth quarter of 2015. The increase was attributed to a reduction in net realizable value of inventory to be repurchased of RMB89.8 million from RMB112.8 million in 2014 to RMB23.0 million in 2015. Also, the increase was attributed to the write down of the Company inventory by RMB106.2 million and the sales of such inventory at net realizable value of RMB83.4 million. The Company's inventory was resulted from cancelled orders by customers. The increase was partially offset by a decrease in cost of sales of RMB54.9 million from RMB206.0 million in the fourth quarter of 2014 to RMB151.1 million in the fourth quarter of 2015.

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Gross loss was RMB238.3 million in the fourth quarter of 2015 as compared to RMB24.9 million in the fourth quarter of 2014. The increase in gross loss was mainly due to the write down of the Company inventory by RMB106.2 million and the sales of such inventory at net realizable value of RMB83.4 million.

Interest and other income was RMB4.3 million in the fourth quarter of 2015 as compared to RMB5.6 million in the fourth quarter of 2014. The decrease was mainly due to lower time deposits of RMB120 million placed with banks in the fourth quarter of 2015 as compared to time deposits of RMB600 million placed with banks during the same period last year.

Selling and distribution expenses were RMB69.7 million in the fourth quarter of 2015, an increase from RMB46.7 million during the fourth quarter of 2014. The increase was primarily attributed to the retail network acquisition cost of RMB36.3 million was expensed off. During the fourth quarter of 2015, the Company acquired the retail network from one distributor in Fujian Province for RMB39.8 million. The retail network consists of 18 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with the Company, and were direct customers and had direct contractual relationships with this distributor. After this acquisition, this distributor ceased the contractual relationships with these authorized retailers and ceased the distributorship in this province, and as a result, the authorized retailers become direct customers of, and have direct contractual relationship with, the Company.Based on present value analysis on the probability that the expect future economic benefits embodied in the asset will flow to the Company, the retail network was capitalized at RMB3.5 million and retail network acquisition cost of RMB36.3 million was expensed off. The increase was partially offset by the decrease in rack expenses for new retail outlets of authorized retailers.

Administrative expenses were RMB7.7 million in the fourth quarter of 2015, a decrease from RMB8.0 million during the fourth quarter of 2014. The decrease was primarily due to reduction of headcount, office and other miscellaneous expenses during the fourth quarter of 2015.

Loss before taxation was RMB311.4 million in the fourth quarter of 2015, as compared with loss before taxation of RMB73.9 million during the fourth quarter of 2014.

Loss after taxation for the fourth quarter of 2015 was RMB311.4 million, as compared with loss of RMB4.5 million during the fourth quarter of 2014. Loss per ADS was $3.38 in the fourth quarter of 2015, compared to loss of $0.05 per ADS in the fourth quarter of 2014.

Financial Position

As of December 31, 2015, the Company had cash and cash equivalents of RMB203.4 million.

As of December 31, 2015, the Company had intangible assets of RMB17.5 million. The increase in intangible assets, as compared to December 31, 2014, was primarily due to the Company acquired the retail network of five distributors in five provinces. The Company recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to the Company. The remaining cost paid to acquire the retail network of RMB149.9 million was expensed. The retail network consisted of 140 authorized retail outlets. Before acquisition, these authorized retailers who did not have direct contractual relationship with the Company, were direct customers of these five distributors and had direct contractual relationship with these five distributors. After acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of and have direct contractual relationships with the Company.

As at December 31, 2015, the Company had trade receivables of RMB569.5 million. The increase in trade receivables, as compared to December 31, 2014, was primarily due to the change in credit policy. Beginning in July 2015, the Company implemented additional credit policies and credit limits with its distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days.

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Conference Call

Xiniya will host a conference call and live webcast on Wednesday, May 18, 2016 at 8 a.m. Eastern Daylight Time (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

-	USA: 1-800-8713110 or 1-888-7007397
-	China: 800 803 6017
-	Hong Kong: 800 96 8899
-	International access: +886 2 21928018

Participant PIN Code: 310401#

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/taiwan/index.php?id=tw0000_475&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through June 17, 2016 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

1.	Dial the playback number: +886 2 33220777
2.	Enter playback reference number: 178913 #
3.	Enter participant pin code: 574926 #

Accessible Duration: 30 Days

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.4778 on December 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2015, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution and retail network that includes 21 distributors and authorized retail outlets. Its products are sold to consumers at over 300 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands, except per share and per ADS amounts)

	2014	2015	2015
	RMB	RMB	USD

Revenue	(137,885)	83,170	13,086
Cost of sales	(3,483)	(166,149)	(26,142)
Gross loss	(141,368)	(82,979)	(13,056)

Interest and other income	5,859	3,261	513
Selling and distribution expenses	(64,709)	(162,734)	(25,605)
Administrative expenses	(5,866)	(5,068)	(797)
Loss before taxation	(206,084)	(247,520)	(38,945)
Income tax expense	—	(50,987)	(8,022)
Loss for the period	(206,084)	(298,507)	(46,967)

Other comprehensive loss for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People's Republic of China	(276)	543	85
Total comprehensive loss for the period	(206,360)	(297,964)	(46,882)

Loss per share - basic and diluted (in RMB)	(0.91)	(1.31)
Loss per ADS – basic and diluted (in USD)	(2.36)	(3.30)

Weighted average shares outstanding in the period ('000)	227,717	227,717
Weighted average ADS outstanding in the period ('000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Expressed in thousands, except per share and per ADS amounts)

	2014	2015	2015
	RMB	RMB	USD

Revenue	111,748	128,873	19,895
Cost of sales	(136,622)	(367,155)	(56,679)
Gross loss	(24,874)	(238,282)	(36,784)

Interest and other income	5,633	4,341	670
Selling and distribution expenses	(46,677)	(69,723)	(10,764)
Administrative expenses	(7,970)	(7,732)	(1,194)
Loss before taxation	(73,888)	(311,396)	(48,072)
Income tax benefit	69,360	—	—
Loss for the period	(4,528)	(311,396)	(48,072)

Other comprehensive loss for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People's Republic of China	262	(1,551)	(239)
Total comprehensive loss for the period	(4,266)	(312,947)	(48,311)

Loss per share - basic and diluted (in RMB)	(0.02)	(1.37)
Loss per ADS – basic and diluted (in USD)	(0.05)	(3.38)

Weighted average shares outstanding in the period ('000)	227,717	227,717
Weighted average ADS outstanding in the period ('000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE TWELVES MONTHS ENDED DECEMBER 31

(Expressed in thousands, except per share and per ADS amounts)

	2014	2015	2015
	RMB	RMB	USD

Revenue	380,169	472,166	72,890
Cost of sales	(431,540)	(741,172)	(114,417)
Gross loss	(51,371)	(269,006)	(41,527)

Interest and other income	22,271	18,095	2,793
Selling and distribution expenses	(166,158)	(269,448)	(41,596)
Administrative expenses	(30,178)	(25,220)	(3,893)
Loss before taxation	(225,436)	(545,579)	(84,223)
Income tax (expense)/benefit	54,760	(54,760)	(8,453)
Loss for the period	(170,676)	(600,339)	(92,676)

Other comprehensive loss for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People's Republic of China	681	(994)	(153)
Total comprehensive loss for the period	(169,995)	(601,333)	(92,829)

Loss per share - basic and diluted (in RMB)	(0.75)	(2.64)
Loss per ADS – basic and diluted (in USD)	(1.93)	(6.51)

Weighted average shares outstanding in the period ('000)	227,717	227,717
Weighted average ADS outstanding in the period ('000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2015
	RMB	RMB	USD

Assets
Non-current assets
Property, plant and equipment	5,316	3,843	593
Intangible assets	6,379	17,462	2,696
Deposit for land use right	8,854	—	—
Deferred tax assets	54,760	—	—
Total non-current assets	75,309	21,305	3,289

Current assets
Cash and cash equivalents	985,097	203,371	31,395
Time deposits held at banks with maturity over three months	70,000	—	—
Trade receivables	278,446	569,522	87,919
Prepayments to suppliers	48,140	46,050	7,109
Inventories	97,800	14,364	2,217
Other receivables and prepayments	58,106	80,127	12,370
Total current assets	1,537,589	913,434	141,010

Total assets	1,612,898	934,739	144,299

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	80,132
Statutory reserve	122,615	122,615	18,928
Currency translation reserve	(19,469)	(18,475)	(2,852)
Retained earnings	708,804	108,465	16,744
Total equity	1,331,104	731,759	112,964

Current liabilities
Trade payables	45,288	6,913	1,067
Deposits received from distributors	63,400	58,300	9,000
Other payables and accruals	34,493	51,054	7,881
Provision for liability	136,200	84,300	13,014
Current income tax payable	2,413	2,413	373
Total current liabilities	281,794	202,980	31,335

Total equity and liabilities	1,612,898	934,739	144,299

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVES MONTHS ENDED DECEMBER 31

(Expressed in thousands)

	2014	2015	2015
	RMB	RMB	USD
Cash flows from operating activities:
Loss before taxation	(225,436)	(545,579)	(84,223)
Adjustments for:
Depreciation of property, plant and equipment	3,732	2,485	384
Amortization of intangible assets	2,187	3,466	535
Retail network acquisition expense	—	149,905	23,141
Loss on disposal of property, plant and equipment	—	387	60
Interest income	(20,201)	(11,981)	(1,850)
Foreign exchange losses	742	1,029	159
Share-based compensation	913	—	—
Operating loss before working capital changes	(238,063)	(400,288)	(61,794)
Decrease/(increase) in trade receivables	301,891	(291,076)	(44,934)
Decrease in prepayments to suppliers	32,645	2,090	322
(Increase)/decrease in inventories	(65,758)	83,436	12,880
Increase in other receivables and prepayments	(26,280)	(38,414)	(5,930)
Increase/(decrease) in trade payables	19,694	(38,375)	(5,924)
Decrease in deposits received from distributors	(36,500)	(5,100)	(787)
Increase in other payables and accruals	5,422	16,561	2,557
Increase/(decrease) in provision for liability	136,200	(51,900)	(8,012)
Cash generated by/(used in) operating activities	129,251	(723,066)	(111,622)
Income tax paid	(16,283)	—	—
Net cash generated by/(used in) operating activities	112,968	(723,066)	(111,622)

Cash flows from investing activities:
Decrease in time deposits held at banks with maturity over three months	60,000	70,000	10,806
Acquisition of property, plant and equipment	(90)	(3,397)	(524)
Proceeds from the disposal of property, plant and equipment	345	1,998	308
Acquisition of retail network	—	(164,454)	(25,387)
Refund of deposit for land use right	—	8,854	1,367
Interest received	5,468	28,374	4,380
Net cash generated by/(used in) investing activities	65,723	(58,625)	(9,050)

Net increase/(decrease) in cash and cash equivalents	178,691	(781,691)	(120,672)
Cash and cash equivalents at beginning of the period	806,467	985,097	152,073
Exchange losses on cash and cash equivalents	(61)	(35)	(6)
Cash and cash equivalents at end of the period	985,097	203,371	31,395

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